                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                   0-15654
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:         March 31, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

     TRANSPIRATOR TECHNOLOGIES INC.
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Full Name of Registrant


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Former Name if Applicable

     850 - 870 U.S. HIGHWAY #1
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Address of Principal Executive Office (STREET AND NUMBER)

     NORTH BRUNSWICK, NEW JERSEY
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               RAYMOND ROMANO              732                  246-5900
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [ ] Yes  [X ] No   SEE ATTACHED

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                         TRANSPIRATOR TECHNOLOGIES INC.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date            6-26-98              By            RAYMOND ROMANO
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

Statement Attached to Form 12b-25 Notification of Late Filing

Part III  Narrative



The Company originally filed an S-1 Registration Statement on April 8, 1987. The company was organized to design, develop and market respiratory therapy products for veterinary and human use. During the initial years of operation, the Company had sales of units and expended amounts for research and development. However, subsequent to March 31, 1989, the Company did not have sufficient funds to continue its development activity and became dormant. The Company remained dormant until the current time and did not file all required reports as required by Section 13 or 15(d). The Company now desires to become current in its filings and is preparing the Form 10KSB for the years ended March 31, 1998 and 1997.

As a result of the inactive status of the Company since 1990, an audit had not previously been prepared. To bring the Company current, an audit of the required periods is currently in process but has not been completed due to not obtaining some necessary legal documents. It is anticipated that those documents are to be obtained within the time to complete the audit and file the Form 10KSB with the 15 day period ending on July 15, 1998.

PART IV -- OTHER INFORMATION

(3) The Company has been dormant since the filing of Form 10Q for the quarter ended December 31, 1989. As a result, it has not filed any Forms 10Q or 10K for the intervening periods.

STATEMENT FROM INDEPENDENT AUDITORS


Hacker, Johnson, Cohen & Grieb PA are the auditors for Transpirator Technologies Inc., and are unable to complete the audit of the registrant for the years ended March 31, 1998 and 1997 within the time necessary to complete the Form 10KSB since some legal documents were not available on a timely basis. At this time, it is anticipated that the required documents will be available to complete the audit within the extended time for filing.



HACKER, JOHNSON, COHEN & GRIEB PA